MAWSON INFRASTRUCTURE GROUP INC.

950 Railroad Avenue

Midland, Pennsylvania 15059

September 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lulu Cheng

Re:	Mawson Infrastructure Group Inc. Registration Statement on Form S-3 Filed September 3, 2025 File No. 333-290013 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mawson Infrastructure Group Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on September 15, 2025 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Meaghan S. Nelson of Stoel Rives LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Meaghan S. Nelson of Stoel Rives LLP, counsel to the Registrant, at (208) 387-4283, or in her absence, Kaliste Saloom, Interim Chief Executive Officer, General Counsel and Corporate Secretary of the Registrant, at (412) 515-0896.

Very truly yours,

MAWSON INFRASTRUCTURE GROUP INC.

By:	/s/ Kaliste Saloom
Name:	Kaliste Saloom
Title:	Interim Chief Executive Officer, General Counsel and Corporate Secretary

cc:	William Regan, Chief Financial Officer, Mawson Infrastructure Group Inc.

Meaghan S. Nelson, Stoel Rives LLP